HOUSTON AMERICAN ENERGY CORP.
                             801 TRAVIS, SUITE 2020
                              HOUSTON, TEXAS 77002
                            TELEPHONE (713) 222-6966
                            FACSIMILE (713) 222-6440

                                November 17, 2006


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Jill S. Davis

          RE:  Houston American Energy Corp.
               Form 8-K filed November 9, 2006
               Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2006 Filed November 13, 2006
               File No. 0-33027

Dear Ms. Davis:

Filed simultaneous herewith, via EDGAR, please find Amendment No. 1 to the above referenced Form 8-K and Amendment No. 2 to the above referenced Form 10-QSB/A.

Set forth below are the Staff's comments, as set forth in the Staff's letter dated November 13, 2006, followed by our responses, which are numbered to correspond with the numbers set forth in the Staff's comment letter.

Form 8-K Filed November 9, 2006
-------------------------------

Comment:

1. We note your disclosure that indicates your independent accountants informed you that certain previously filed financial statements should not be relied upon. If true please refer to Item 4.02(b) of Form 8-K and provide a statement of whether the audit committee, board of directors or authorized officers discussed with independent accountants the matters disclosed in the filing made under this Item 4.02 Form 8-K.

Company Response:

Authorized officers of the company discussed with the independent accountants the matters disclosed in the filing made under the Item 4.02 Form 8-K.

The Form 8-K has been amended to affirmatively state that management discussed the matters disclosed in the Form 8-K with the independent accountants.

Comment:

2. Please refer to Item 4.02(c) of Form 8-K and confirm that you provided your independent accountant with a copy of the disclosures you have made under this Item 4.02.

Company Response

The company confirms that it provided a copy of the disclosures made under Item
4.02 to its independent accountant prior to filing of the subject Form 8-K. The amended Form 8-K filed simultaneous herewith confirms the same.

Comment:

3. Please request your independent accountants furnish to you a letter addressed to the Commission stating whether or not they agree with the statements you have made in this Item 4.02 Form 8-K.

Company Response:

A letter from our independent accountants has been requested and received stating their agreement with the statements made in the Item 4.02 Form 8-K.

Comment:

4. Please amend this Form 8-K to file the independent accountant's letter as an exhibit.

Company Response:

The Form 8-K has been amended to include the accountant's letter referred to in comment 3 as an exhibit.

Comment:

5. Please clarify your disclosure and explain to us who has prepared your financial statements for the year ended December 31, 2005. We note that your disclosure which indicates that the need to restate the financial statements was determined by your independent public accountants in conjunction with the preparation of your financial statements. Please advise.

Company Response:

The Form 8-K has been amended to clarify that the advice from the independent accountants was given in conjunction with the "audit" as opposed to the "preparation" of the financial statements.

For clarification, the financial statements were prepared by company personnel, including contract accounting personnel, and not by the independent public accountants.

Comment:

6. Please clarify when exactly the determination was made that your financial statements required restating. We note disclosure indicates February 3, 2006 but also March 2006.

Company Response:

The reference to March 2006 was in error. The February 3, 2006 date is the correct date. The March 2006 has been deleted from the amended Form 8-K.

Comment:

7. Please note that disclosure is required under Item 4.02 of Form 8-K within four business days upon determination that previously issued financial statements should not be relied upon. Please explain why you have not filed this Form 8-K within the time frame required by the Form. Also, tell us whether you have considered the timeliness of required disclosures in your disclosure controls and procedures conclusions for all subsequent filings where an effectiveness conclusion is required.

Company Response:

The Company is aware of the filing deadline for the Item 4.02 Form 8-K. The Company included disclosure in its Form 10-KSB for the year ended December 31, 2005 indicating that the financial statements in question would be restated and the previously filed financial statements should not be relied upon. The failure to file the Form 8-K on a timely basis was an oversight on the part of the Company and was a by-product of the limited resources available to the Company at the time in question which predated the hiring of its Chief Financial Officer and the formation of its audit committee.

The Company has considered the timeliness of required disclosures in its disclosure controls and procedures conclusions for subsequent filings where an effectiveness conclusion is required, including the formation of the audit committee, hiring of a Chief Financial Officer and other steps taken to assure that disclosure is made in a timely manner.

Form 10-QSB/A for the Quarter Ended September 30, 2006
------------------------------------------------------

Controls and Procedures, page 18
--------------------------------

Comment:

8. Please clarify your disclosure that indicates certain stock option grants were not properly accounted for. We are unable to locate any related discussion to this matter in your Item 4.02 Form 8-K. In addition, please direct us to where you have otherwise discussed and disclosed the nature and amount of the restatement associated with stock option grants.

Company Response:

The reference in the Controls and Procedures discussion in the 10-QSB/A relating to stock option grants not being properly accounted for relate to procedural weaknesses relating to the timing of recording the expense associated with certain non-employee option grants during the fourth quarter of 2005. The expense in question was recorded within the proper period but only after the independent accountants identified the Company's failure to record the same.

Because the options were in fact properly accounted for in the reports filed with the Commission, there is no disclosure of the same in the Item 4.02 Form 8-K and no restatement was required.

Moreover, because the weakness in question related to fourth quarter 2005 transactions the weakness did not exist when evaluating the controls and procedures at September 30, 2005. Accordingly, the Form 10-QSB/A for the quarter ended September 30, 2005 has been further amended to eliminate the reference to failure to properly account for certain stock option grants.

Acknowledgements
----------------

The Company hereby acknowledges that:

     - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action respect to the filing; and

     - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Please address any comments or questions to the undersigned at the address set forth above.

                                        Sincerely,


                                        John F. Terwilliger
                                        President

cc:  James  Jacobs
     Michael Sanders, Esq.
     Jason Ramey